[UPR LOGO] Union Pacific Resources

Jack L. Messman
Chairman & CEO



Dear Investor/Analyst:

Union Pacific Resources Group Inc. today made an important announcement regarding our $84 per share all cash offer for Pennzoil. UPR will terminate our tender offer on November 17, 1997 unless Pennzoil enters into good faith negotiations on or prior to that date and demonstrates that the value of Pennzoil as a whole has not declined.

We are taking this action for two reasons:

o The value of Pennzoil's international oil and gas assets clearly appears to have eroded sharply; and

o Pennzoil's Board and management have consistently acted to entrench themselves rather than to represent the best interests of Pennzoil's shareholders.

Attached you will find a press release and letter to Pennzoil Chairman and CEO Jim Pate further describing our action.

Sincerely,

/s/ Jack L. Messman

Jack L. Messman